Exhibit 99.2

Quarterly Commentary

Third Quarter 2018

July 1, 2018 - September 30, 2018

October 30, 2018

Third Quarter 2018 Performance Summary

In the third quarter of 2018 we achieved a major milestone: the successful launch of the Horizons 3e satellite, the final satellite required to complete our global high-throughput Intelsat EpicNG fleet deployment. With our high-performance satellite network in place, we are providing differentiated satellite services to our customers in key applications. We also continue to expand upon our managed services platforms, which enable new application adoption and accelerate customer utilization. In the third quarter, we introduced Intelsat FlexExecSM, a managed service designed to address the business jet segment for in-flight connectivity. We expanded our distribution networks, adding important partners to market our air and maritime services. The third quarter also featured significant capital markets activity. Since July 1, 2018 we have completed $4.2 billion in capital markets transactions, refinancing a substantial portion of the Company’s overall debt. Combined with our equity and debt transactions completed in the first half of 2018, we have transformed our capital structure, achieving an improved debt maturity profile.

Intelsat S.A.

Quarterly Commentary

3Q 2018

On January 1, 2018, we adopted the provisions of the Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). The most significant adjustments to our reported results were related to contracts with a significant financing component, typically with respect to our long-term media and government contracts for which a prepayment was received, which resulted in an increase in revenue and an increase in interest expense, both of which are non-cash. Only a small portion of our total contracts required accounting changes as a result of implementing ASC 606. This change further aligns Intelsat with international accounting practices consistent with our peer group.

Total revenue was $537 million in the third quarter of 2018, a decrease of $2 million as compared to the third quarter of 2017. Total revenue excluding the effects of ASC 606 was $512 million for the third quarter of 2018, a decline of $27 million, or 5 percent, as compared to the third quarter of 2017, and stable as compared to the second quarter of 2018.

Net loss attributable to Intelsat S.A. was $375 million for the third quarter of 2018, as compared to net loss attributable to Intelsat S.A. of $30 million in the third quarter of 2017. The greater loss in the current year period reflects a primarily non-cash $199 million increase in loss on early extinguishment of debt as compared to the third quarter of 2017. In addition, the third quarter 2018 result includes $103 million in increased provision for income taxes related to a series of internal transactions and related steps that reorganized the ownership of certain of our assets among our subsidiaries (the “2018 Reorganization”), also non-cash.

Adjusted EBITDA1, or earnings before interest, taxes, depreciation and amortization, of $416 million, or 78 percent of revenue, decreased from $420 million, or 78 percent of revenue, in the third quarter of 2017. Excluding the effects of ASC 606, Adjusted EBITDA was $390 million, or 76 percent of revenue, a decrease of $30 million, or 7 percent, as compared to the third quarter of 2017, primarily reflecting the overall lower revenue, and stable as compared to the second quarter of 2018.

Factors reflected in the third quarter 2018 to third quarter 2017 comparison include: reduced volume from non-renewing data services, in some cases resulting from customers transitioning to our high-throughput services which are more efficient. Other data services were replaced by higher volume, but lower priced services on high-throughput capacity in certain regions and applications. Factors also include a $13.5 million benefit from advanced payments forfeited and fees related to a partial customer contract termination in the third quarter of 2017 with no comparable amounts in the third quarter of 2018, as well as continued soft results from our services to the media sector, with customers increasingly seeking to economize due to growing infrastructure requirements. We continue to experience growth in revenue from commercial broadband mobility networks although the pace is slower as compared to our 2017 rate.

Contracted backlog at September 30, 2018 was $8.4 billion, inclusive of approximately $1.1 billion attributable to the effects of ASC 606. Excluding the effects of ASC 606, contracted backlog at September 30, 2018 was $7.3 billion, representing expected future revenue under existing contracts with customers, as compared to $7.5 billion at June 30, 2018. At approximately 3.5 times trailing 12 months revenue (from October 1, 2017 to September 30, 2018), our backlog remains sizable; we believe it provides a solid foundation for predictable cash flow and investment in our business. Nearly two-thirds of our backlog is related to our longer-term media contracts.

Intelsat S.A.

Quarterly Commentary

3Q 2018

2018 Operational Priorities: Drive revenue stability and invest for growth, leveraging all assets and advancing our managed services and technology innovations to expand our market opportunities.

Our plan includes four operational priorities in 2018 which are designed to provide a stable foundation, developing new revenue sources that can provide growth in the near- to mid-term.

1.

Leverage all assets within the Intelsat global network for maximum return. Further our momentum on our new assets and capture pre-launch commitments. Build on our market-leading neighborhoods, expansive ground network, growing managed services platform and strong commercial and government customer relationships to capture growth. Provide sector leadership by protecting and optimizing our spectrum rights.

•	In the third quarter, we successfully launched the two satellites in our 2018 fleet plan.

Horizons 3e, a satellite owned by a joint venture between Intelsat S.A. and SKY Perfect JSAT (“JSAT”), was successfully launched on September 25, 2018, completing the global footprint of the Intelsat EpicNG fleet. Horizons 3e will bring high-throughput satellite (“HTS”) solutions in both C- and Ku-bands to broadband, mobility and government customers in the Asia-Pacific region from its orbital slot at 169°E. Horizons 3e features an advanced digital payload features full beam interconnectivity in three commercial bands and significant upgrades on power, efficiency and coverage flexibility. Horizons 3e is expected to enter service in the first quarter of 2019.

Intelsat 38, a customized Ku-band payload positioned on a third-party satellite, was successfully launched on September 25, 2018. Intelsat 38 will replace Intelsat 12 at the 45°E location and host direct-to-home (“DTH”) platforms for Central and Eastern Europe as well as the Asia-Pacific region. The satellite will also provide connectivity for corporate networks and government applications in Africa. Intelsat 38, which features electric propulsion for orbit raising, is expected to enter service in the first quarter of 2019.

•

On October 1, 2018, the four satellite operators providing C-band services in the continental U.S., Intelsat, SES, Eutelsat and Telesat, announced the formation of the C-Band Alliance. The C-Band Alliance, or “CBA,” is designed to act as a facilitator as described in the U.S. Federal Communications Commission (“FCC”) proceeding featuring the companies’ market-based proposal to clear a portion of C-band spectrum in an effort to support accelerated 5G deployment and innovation in the U.S.

The formation of the CBA signifies that the continental U.S. C-band satellite operators are in full agreement on the technical and operational steps necessary to clear spectrum over the course of the next 18 to 36 months, while still protecting the valuable existing satellite-based services that we will continue to deliver to our customers well in to the future.

Intelsat S.A.

Quarterly Commentary

3Q 2018

On October 22, 2018, the CBA increased to 200 MHz, inclusive of a 20 MHz guard band, its proposal to clear a portion of the C-band spectrum in the 3.7-4.2 GHz range currently assigned to fixed satellite services operators in the United States. The increase in the clearing proposal is dependent upon its adoption by the FCC in all material respects and the receipt of sufficient demand from the wireless sector.

On October 29, 2018, Intelsat, working with other companies and organizations, filed comments to the FCC Notice of Proposed Rulemaking (“NPRM”) proceeding under GN Docket No. 18-122.

In summary, Intelsat’s comments, through the CBA, indicate that we believe the FCC should adopt our Market-Based Approach for the following reasons:

•

The Market-Based Approach represents the fastest way to repurpose C-band Downlink spectrum for terrestrial mobile services. The C-Band Alliance projects that repurposing up to 200 MHz can be completed within 18-36 months of a final Commission order.

•

The Market-Based Approach will minimize the need for Commission intervention and complex and lengthy oversight. Extensive FCC oversight of a Transition Facilitator will prove unnecessary and likely delay deployment of 5G service in the C-band downlink.

•

The Market-Based Approach efficiently makes C-band Downlink spectrum available for terrestrial mobile use while protecting the quality, reliability, and certainty of existing C-band Downlink services on which millions of customers currently rely.

•

The Market-Based Approach is fully consistent with the law and the Commission’s statutory authority. The Market-Based Approach complies with Section 309(j) of the Communications Act, avoids anticompetitive outcomes, and satisfies the requirements of the MOBILE NOW Act and the ORBIT Act.

We intend to continue to work constructively with the FCC, our customers and other stakeholders. The CBA will work to demonstrate our ability to efficiently implement our market-based proposal, protecting the C-band services environment from disruptive interference while clearing spectrum in the U.S. to accelerate the era of 5G.

We believe that it is possible the FCC may issue its final order in early to mid-2019. However, we can provide no assurance as to the likelihood of the FCC’s acceptance of the various facets of our proposal, or the timing of a final ruling, all of which are in the control of the FCC.

Intelsat S.A.

Quarterly Commentary

3Q 2018

2.

Scale our IntelsatOne® Flex and other managed services across targeted commercial and government opportunities, including new services for growing applications and building strategic partnerships to amplify our marketing efforts.

•

In the third quarter, we introduced Intelsat FlexExec, a global managed end-to-end service enabling service providers to easily and cost-effectively deliver high-performance, in-flight broadband connectivity to business jets. Designed specifically to cover high-traffic business jet routes, Intelsat FlexExec utilizes the Intelsat global network, integrating HTS coverage from our proven Intelsat EpicNG fleet with our wide-beam satellites to deliver added resiliency and redundancy. Premier business aviation connectivity provider, Satcom Direct, will be the first solution partner and master distributor to market FlexExec, accelerating our entry into the business jet sector.

3.

Lead the industry in seamless implementation of satellite-based telecommunications solutions with the global telecommunications infrastructure. Invest in and develop innovative terminals and ground hardware, and participate in standards development, to realize Intelsat’s vision of simplified access and expanded use of satellite solutions.

•

We see the development of standards as a key ingredient to re-baselining the industry cost structure. We will increasingly focus on collaboration with sector peers to drive more standards-based hardware and technology development. A current focus is building specifications for universal modems for use in satellite-based solutions. This will dramatically simplify our customers’ network considerations and be key to adoption of new technology, such as for applications needing to seamlessly interface with 5G.

4.	Pursue continued financial discipline to maximize flexibility during a period of continued business transition.

•

Intelsat completed important steps in its plan to achieve enhancements in its capital structure. Following successful equity and debt transactions in the first half of the year, since July 1, 2018, Intelsat completed $4.2 billion in three capital markets transactions, transforming our debt maturity profile. At the conclusion of these transactions, we have substantially addressed all maturities well into 2023. See “Capital Markets Transactions” below for a summary of each debt issuance.

Intelsat S.A.

Quarterly Commentary

3Q 2018

3Q 2018 Business Highlights and Customer Set Performance

All 2018 comparisons are to 2017 unless noted otherwise

Network Services

Network services revenue was $199 million in the third quarter of 2018, a $13 million, or 6 percent, decrease from the prior year quarter. There were no significant adjustments attributable to ASC 606. The largest factors contributing to the year-over-year decline were non-renewals and contraction of services, the largest of which were point-to-point international trunking services and cellular backhaul services for customers in Latin America, as well as lower prices on renewing wide-beam business. In addition, $4 million of network services revenues were reclassified to our government customer set due to clarification of end-use applications. These declines were partially offset by growth in revenue from broadband mobility services for the commercial maritime sector.

As compared to the second quarter of 2018, network services revenue was stable, with growth in mobility solutions leveraging the Intelsat EpicNG high-throughput network offsetting non-renewals of point-to-point and other services.

Third Quarter Network Services Highlights and Business Trends:

Intelsat continues to build backlog commitments for our next generation Intelsat EpicNG fleet and managed services platforms, while also booking new business and renewals on our traditional satellites. In the third quarter of 2018, we continued to advance our goal of supporting, and seamlessly integrating with, wireless network infrastructure. Contracts in the wireless sector included:

•

Intelsat made a strategic investment in Africa Mobile Networks (“AMN”) to accelerate the deployment of mobile connectivity to unserved communities across multiple countries in sub-Saharan Africa. AMN provides a low-cost, low-power satellite connected cell site solution that is powered by a highly reliable solar-based power system, which can be rapidly deployed and installed in less than six hours. As part of the long-term partnership agreement, AMN will leverage Intelsat’s next-generation Intelsat EpicNG HTS, as well as the 23 Intelsat satellites providing services to Africa. AMN’s services will initially deliver 2G mobile services, such as GSM voice, SMS and GPRS/EDGE packet data, with the ability to upgrade the base stations to 3G and 4G in response to data demands.

Enterprise networks are large private data networks that use satellite solutions because of geographic reach, efficient broadcast transmissions and reliability. Enterprise contracts signed in the third quarter of 2018 include:

Intelsat S.A.

Quarterly Commentary

3Q 2018

•

ASECNA, an intergovernmental organization comprised of 18 African member countries and France, renewed a portfolio of transponder and managed services on several Intelsat satellites. ASECNA uses Intelsat services for broadband connectivity for civil aviation, airline navigation safety and corporate network applications for its agencies serving Africa.

Mobility services, which provide broadband connectivity to planes and ocean vessels, are fast growing applications which use our wide-beam satellites, Intelsat EpicNG satellites, and IntelsatOne Flex managed services. Mobility agreements signed in the third quarter include:

•

APSATCOM became the first maritime solution partner to offer IntelsatOne Flex for maritime services in China. The new multi-year agreement will deliver a seamless global maritime network for APSATCOM’s customers, providing unparalleled throughput, improved economics, and easier access to broadband services. Intelsat will provide IntelsatOne Flex for maritime services, interconnection, and backhaul to APSATCOM’s data centers.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high-throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. Longer term, Intelsat’s strategy includes building seamless solutions for the land mobile sector, including connected cars and other forms of land transport.

Media

Media revenue was $233 million in the third quarter of 2018, a $4 million, or 2 percent decrease, when compared to the prior year quarter. Excluding $17 million of revenue attributable to ASC 606, media revenue in the third quarter declined by $20 million, or 9 percent, to $216 million as compared to the third quarter of 2017. This decline primarily reflects an approximately $13 million benefit from advanced payments forfeited and fees related to a partial customer contract termination in the third quarter of 2017, with no comparable amounts in the third quarter of 2018. Media revenues in the third quarter of 2018 also declined due to a $3 million decline in transponder services resulting from non-renewals and volume reductions from certain customers in the North America region, and a $2 million decline in managed media occasional use services.

As compared to the second quarter of 2018, media revenues were relatively stable. The impact of ASC 606 was constant between the second and third quarters of 2018 and thus is not a factor in the comparison of the two periods.

Intelsat S.A.

Quarterly Commentary

3Q 2018

Third Quarter and Recent Media Highlights and Business Trends:

Business activity was driven primarily by renewing contracts related to Intelsat’s media distribution neighborhoods in North America.

•

Media leader 21st Century Fox renewed services for its expansive North American distribution network for its Fox News, Fox Business, Fox Sports, National Geographic, and FX channels. The agreement, which includes services on four satellites across the Intelsat Galaxy satellite neighborhoods, includes transponder services for distribution as well as associated in-orbit protection guarantees, extending Fox services on the Intelsat network well into the next decade.

•

Rede Amazônica, an affiliate of Rede Globo, will rely on Intelsat to accelerate and expand the reach of its high definition (“HD”) programming via digital terrestrial television (DTT) broadcast in the Amazon region of Brazil. As part of the new, multi-year agreement, Rede Amazônica will leverage C-band satellite services via Intelsat 14, Intelsat’s newest video neighborhood in Latin America, located at 315°E. Intelsat 14 is a growing complement to Intelsat’s three premier video neighborhoods in Latin America. Combined, Intelsat 11, Intelsat 21 and Intelsat 34 distribute top-tier sports, entertainment, news and education programming to over 193 million viewers, delivering 77 of the 100 most-watched channels, including nearly 150 in HD.

•

Under a new multi-year agreement, Grupo Televisa extended its contract for Intelsat’s satellite solutions; leveraging Intelsat’s hybrid network and the powerful HTS Ku-band beams on Intelsat 35e for its European distribution needs.

•

The National Institute of Radio and Television of Peru expanded its relationship with Intelsat to provide a new international HD channel called “TV Peru International”. Under the agreement, TV Peru will leverage C-band services on Intelsat 11 to distribute a new HD channel throughout the Americas and Western Europe. In addition, TV Peru renewed its agreement for services on Intelsat 14 for domestic DTT distribution and contribution services.

A noted trend in our media segment is increasing focus on cost efficiency, primarily by our global and regional programmers, as customers must invest in new infrastructure for emerging services, putting further pressure on volume commitments and pricing upon renewal. We are responding to the trends in our media business by emphasizing new products beyond traditional broadcast services. We also aim to expand the types of services we provide to our media customers, particularly those which distribute content globally, where we can leverage our fleet and our IntelsatOne terrestrial network.

Intelsat S.A.

Quarterly Commentary

3Q 2018

Government

Sales to government customers generated revenue of $98 million in the third quarter of 2018, a $14 million, or 16 percent, increase as compared to the prior year quarter. Excluding $8 million of revenue attributable to ASC 606, government revenue in the third quarter increased by $6 million, or 7 percent, to $90 million as compared to the third quarter of 2017. The increase in the period primarily reflects the reclassification of $4 million in revenue from our network services business to government.

As compared to the second quarter of 2018, revenue was stable. The impact of ASC 606 was constant between the second and third quarters of 2018, and thus is not a factor in the comparison of the two periods.

On-Network revenue represented 62 percent of government services in the third quarter of 2018, as compared to 64 percent in the third quarter of 2017.

Third Quarter Government Highlights and Business Trends:

The pace of RFP issuances and subsequent awards for new programs remains modestly improved from 2017 levels. We note continued reliance on LPTA (lowest price, technically acceptable) as the predominant evaluation criteria for awards of new transponder services contracts.

•

Intelsat General’s track record of strong renewal win rates continued in the third quarter of 2018. Intelsat General renewed nearly 3,200 MHz of services, achieving a near perfect renewal rate, with a combination of on- and off-network services.

•

Intelsat General continues to execute on its launch of the IntelsatOne FlexAir managed service, which is designed to provide global connectivity for a range of airborne terminals used in intelligence, surveillance and reconnaissance applications. The service features a committed information rate option for this broadband service, a benefit of the Intelsat EpicNG architecture, a differentiator in the marketplace. The service will begin over the next few months with select distributors complementing our sales force.

Over the mid-term, our strategy to grow our government business includes driving new revenue from new services based upon our differentiated capacity, including Intelsat EpicNG high-throughput capabilities, designed to address expected U.S. government demand for aeronautical and ground mobile applications.

Intelsat S.A.

Quarterly Commentary

3Q 2018

Fleet and Operations Update

Intelsat’s average fill rate on our approximately 1,825 station-kept wide-beam transponders was 79 percent at September 30, 2018.

As of September 30, 2018, the HTS Intelsat EpicNG unit count was approximately 1,150 units in service, stable in comparison to the Intelsat EpicNG transponder count at June 30, 2018.

Our two new satellites planned for 2018, Intelsat 38 and Horizons 3e, were successfully launched on September 25, 2018. They are both expected to enter service in the first quarter of 2019.

Intelsat currently has seven satellites covered by our 2018 to 2020 capital expenditure plan, three of which are in the design and manufacturing phase or recently launched. The remaining four satellites are replacement satellites, for which manufacturing contracts have not yet been signed.

Our fleet plan includes the use of mission extension vehicles, or “MEVs,” to extend the operational life of two of our wide-beam satellites, which reduces overall capital expenditures in the near- to mid-term, but will increase operating expenses as each MEV enters service.

Our owned satellites, third-party payloads and a joint venture project currently in the design and manufacturing stages (or already launched) are noted below. Intelsat EpicNG-class satellites are noted with a small “e” following the satellite number.

Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 39	IS-902	62°E	Arianespace Ariane 5	2Q 2019	3Q 2019	Broadband Infrastructure
Galaxy 30	G-14	235°E	Arianespace Ariane 5	2020	2020	Media, Broadband

Non-Capex Satellite	Follows	Orbital Location	Launch Provider	Launch Date	Estimated In-Service Date	Application
Intelsat 38	IS-904, G-11	45°E	Arianespace Ariane 5	25 Sep 2018	1Q 2019	Media, Broadband
Horizons 3e	IS-805	169°E	Arianespace Ariane 5	25 Sep 2018	1Q 2019	Broadband Infrastructure

Intelsat S.A.

Quarterly Commentary

3Q 2018

Cash Flows

During the third quarter of 2018, net cash provided by operating activities was $36 million. Cash paid for interest was $333 million, of which $8 million was capitalized.

Capital expenditures were $56 million, resulting in free cash flow used in operations1 of $16 million for the third quarter of 2018.

Cash taxes paid in the quarter ended September 30, 2018 were $14 million.

Our ending cash balance at September 30, 2018 was $661 million, of which approximately $250 million has subsequently been applied to debt repurchases and redemptions in connection with recent capital markets transactions.

Capital Markets Transactions

In August 2018, our subsidiary, Intelsat Connect Finance S.A. (“ICF”), completed an offering of $1.25 billion aggregate principal amount of 9.5% Senior Notes due 2023, which are guaranteed by our subsidiaries, Intelsat Envision Holdings LLC (“Intelsat Envision”) and Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”). ICF used the net proceeds from the offering to repurchase or redeem all $732 million outstanding aggregate principal amount of ICF’s 12.5% Senior Notes due 2022, to repurchase approximately $449 million aggregate principal amount of our subsidiary, Intelsat Jackson Holdings S.A.’s (“Intelsat Jackson”), 7.25% Senior Notes due 2020 (the “2020 Jackson Notes”) and $30.0 million aggregate principal amount of other unsecured notes of Intelsat Jackson, and to pay related fees and expenses.

Also in August 2018, ICF and Intelsat Envision completed debt exchanges receiving new notes issued by Intelsat Luxembourg, that mature in August 2026 and have an interest rate of 13.5%, in exchange for $1.58 billion aggregate principal amount of Intelsat Luxembourg’s 7.75% Senior Notes due 2021 that were previously held by ICF and Intelsat Envision.

In September 2018, Intelsat Jackson completed an offering of $2.25 billion aggregate principal amount of 8.5% Senior Notes due 2024 (the “2024 Jackson Senior Unsecured Notes”). The notes are guaranteed by certain subsidiary and parent entities of Intelsat Jackson. The net proceeds from the offering were used to repurchase through a tender offer and redeem approximately all the $1.75 billion aggregate principal amount outstanding of 2020 Jackson Notes, to repurchase and redeem approximately $441 million aggregate principal amount of Intelsat Jackson’s 7.5% Senior Notes due 2021 (the “2021 Jackson Notes”) in September 2018 and October 2018, and to pay related fees and expenses.

In October 2018, Intelsat Jackson completed an add-on offering of $700 million aggregate principal amount of its 2024 Jackson Senior Unsecured Notes. The net proceeds from the add-on offering, together with cash on hand, were used to repurchase and redeem all the remaining approximately $709 million aggregate principal amount outstanding of 2021 Jackson Notes, and to pay related fees and expenses.

Our successful 2018 transactions enhanced our capital structure. We appreciate the continued support of the investment community as we further execute on this 2018 operating priority.

Intelsat S.A.

Quarterly Commentary

3Q 2018

2018 Outlook & Guidance

•	Intelsat reaffirmed its 2018 revenue and Adjusted EBITDA guidance issued on February 26, 2018.

•	Intelsat updated capital expenditure guidance for 2018

•	Intelsat reaffirmed cash tax guidance for 2018 and beyond.

We expect the following results, excluding the effects of ASC 606:

Revenue Guidance: We expect full-year 2018 revenue in a range of $2.060 billion to $2.110 billion.

Adjusted EBITDA Guidance: Intelsat forecasts Adjusted EBITDA performance for the full-year 2018 to be in a range of $1.560 billion to $1.605 billion.

Capital Expenditure Guidance:

Over the next three years we are in a cycle of lower required investment, due to timing of replacement satellites and smaller satellites being built. We are committed to our 2018 operating priority to incorporate new innovations into our fleet development program. The new initiatives are planned to allow us to achieve a lower cost-per-bit for our global fleet while also attaining lower overall capital intensity to support operations. Innovations will contribute to commercial flexibility and strong competitive positioning and include:

•	driving development of commercially-scaled software-definable satellites;

•	leveraging new manufacturing practices;

•	use of mission extension vehicles; and

•	increased use of reusable rocket launchers.

We expect the following capital expenditure ranges:

•	2018: $235 million to $255 million;

•	2019: $325 million to $400 million; and

•	2020: $300 million to $400 million.

The downward adjustment of our 2018 capital expenditure guidance, as compared to our previous guidance, reflects a delay in 2018 satellite manufacturing contract milestone achievements, delaying certain expenditures to 2019.

Our capital expenditure guidance includes capitalized interest. Capitalized interest is expected to average approximately $40 million annually during 2018-2020 (the “Guidance Period”)..

Intelsat S.A.

Quarterly Commentary

3Q 2018

By early 2019, we plan to have completed the investment program in the current series of Intelsat EpicNG HTS and payloads, thereby increasing our total transmission capacity. By the conclusion of the Guidance Period at the end of 2020, the net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of approximately 5 percent, reflecting the net activity of satellites entering and leaving service during the guidance period. Capital expenditure incurrence is subject to the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Cash Taxes: We expect cash taxes in 2018 to be approximately $55 million to $65 million. In future periods, we expect cash taxes to range from $30 million to $40 million annually.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Jacques Kerrest, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]

In this quarterly commentary, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from (used in) operations and related margins included in this commentary are non-U.S. GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Safe Harbor Statement

Some of the information and statements contained in this quarterly commentary and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: statements regarding our guidance regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our intention to maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final FCC ruling with respect to our C-band joint-use proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the

Intelsat S.A.

Quarterly Commentary

3Q 2018

ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1 703-559-7406